Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2015 and 2014

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2015	December 31, 2014

Assets

Current assets:
Cash and cash equivalents	$24,747	$12,708
Restricted cash (note 4)	2,231	2,320
Accounts receivable, net of allowance for doubtful accounts of $443 (2014 - $596)	5,428	9,504
Inventories (note 5)	5,079	5,335
Prepaid expenses and other assets	1,907	1,703
Deferred tax asset	443	439
	39,835	32,009

Property and equipment (note 6)	793	811
Intangible assets (note 7)	14,705	16,156
Goodwill	318	318
Other assets	502	821
	$56,153	$50,115

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$10,517	$13,057
Current portion of long-term debt (note 9)	4,000	1,714
Current portion of deferred consideration (note 10)	2,649	3,044
	17,166	17,815

Long-term debt (note 9)	7,000	10,286
Deferred consideration (note 10)	2,960	4,544
Deferred revenue (note 11)	1,925	-
Other long-term liabilities	281	331
	29,332	32,976

Stockholders’ equity:
Common stock	311,983	284,760
Authorized - unlimited number with no par value Issued and outstanding – 20,129,337 (2014 – 16,591,002) (note 12)
Additional paid-in capital	34,377	34,229
Deficit	(336,031)	(318,973)
Accumulated other comprehensive income	16,492	17,123
	26,821	17,139
	$56,153	$50,115

Contingencies (note 16)

Subsequent event (note 19)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Revenue:
Product revenues	$4,933	$7,807	$16,118	$23,066
Licensing and other fees	25	-	75	-
	4,958	7,807	16,193	23,066
Cost of goods sold	1,393	2,673	3,771	6,409
	3,565	5,134	12,422	16,657
Expenses:
Selling, general and administration	8,028	7,863	22,736	24,670
Research and development (note 14)	15	234	3,161	538
Amortization (notes 6 and 7)	546	510	1,631	1,610
	8,589	8,607	27,528	26,818
Operating loss	(5,024)	(3,473)	(15,106)	(10,161)

Other (income) expense:
Interest expense	542	495	1,776	975
Other (income) expense	38	217	125	100
Foreign exchange (gain) loss	37	68	(298)	118
	617	780	1,603	1,193
Net loss before income taxes	(5,641)	(4,253)	(16,709)	(11,354)
Provision for income taxes	169	114	349	387
Net loss	$(5,810)	$(4,367)	$(17,058)	$(11,741)
Other comprehensive income (loss):
Foreign currency translation adjustments	41	(670)	(631)	(506)
Comprehensive (loss)	$(5,769)	$(5,037)	$(17,689)	$(12,247)
Loss per common share (note 15)
Basic and diluted	$(0.31)	$(0.26)	$(0.97)	$(0.73)
Weighted average common shares outstanding (note 15)
Basic and diluted	18,774,416	16,520,203	17,542,994	16,130,147

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Stockholders’ Equity
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	14,958,277	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	-	-	-	(18,227)	-	(18,227)
Issuance of common stock	1,530,513	13,821	-	-	-	13,821
Share issue costs	-	(1,415)	-	-	-	(1,415)
Common stock issued upon exercise of options	102,212	148	-	-	-	148
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	123	(123)	-	-	-
Stock-based compensation expense	-	-	1,003	-	-	1,003
Foreign currency translation adjustments	-	-	-	-	(835)	(835)
Balance at December 31, 2014	16,591,002	284,760	34,229	(318,973)	17,123	17,139
Net loss	-	-	-	(17,058)	-	(17,058)
Issuance of common stock (note 12)	3,429,247	28,334	-	-	-	28,334
Share issue costs	-	(1,701)	-	-	-	(1,701)
Common stock issued upon exercise of options	101,842	270	-	-	-	270
Reallocation of additional paid in capital arising from stock-based compensation related to exercise of options	-	239	(239)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	9	-	-	-	9
Issuance of common shares on vesting of restricted share units, net of tax	7,246	72	(110)			(38)
Stock-based compensation expense	-	-	497	-	-	497
Foreign currency translation adjustments	-	-	-	-	(631)	(631)
Balance at September 30, 2015	20,129,337	$311,983	$34,377	$(336,031)	$16,492	$26,821

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Operating activities:
Net loss for the period	$(5,810)	$(4,367)	$(17,058)	$(11,741)
Items not affecting cash:
Amortization	546	510	1,631	1,610
Amortization of deferred financing fees	143	-	408	-
Write-down of inventory (note 5)	49	607	144	732
Loss on write-down of property and equipment	-	188	-	188
Stock-based compensation (note 13)	396	370	1,991	766
Unrealized foreign exchange gain	(46)	(241)	(255)	(291)
Changes in operating assets and liabilities:
Restricted cash	254	(7)	(65)	(123)
Accounts receivable	1,644	(1,134)	3,971	(1,830)
Inventories	304	297	112	292
Prepaid expenses and other assets	(238)	1,321	(264)	16
Accounts payable and accrued liabilities	(770)	590	(2,806)	(4,109)
Deferred revenue (note 11)	475	-	1,425	-
Other long-term liabilities	(8)	-	(50)	-
Net cash used in operating activities	(3,061)	(1,866)	(10,816)	(14,490)

Investing activities:
Purchase of property and equipment	-	(10)	(133)	(27)
Increase in intangible assets	(5)	(26)	(29)	(78)
Net cash used in investing activities	(5)	(36)	(162)	(105)

Financing activities:
Issuance of common stock (note 12)	23,324	-	28,124	12,406
Share issue costs	(1,473)	-	(1,524)	-
Issuance of common stock upon exercise of stock options	-	-	270	-
Proceeds from issuance of long-term debt (note 9)	-	12,000	-	12,000
Financing fees	-	(893)	-	(893)
Repayment of long-term debt (note 9)	(1,000)	-	(1,000)	-
Payment of deferred consideration (note 10)	(669)	(723)	(2,537)	(2,322)
Net cash provided by financing activities	20,182	10,384	23,333	21,191
Effect of foreign exchange rate changes on cash and cash equivalents	15	(253)	(316)	2
Increase in cash and cash equivalents during the period	17,131	8,229	12,039	6,598
Cash and cash equivalents, beginning of period	7,616	9,353	12,708	10,984
Cash and cash equivalents, end of period	$24,747	$17,582	$24,747	$17,582

Supplemental cash flow information:
Interest paid	$411	$441	$1,450	$984
Net income taxes paid	291	32	628	212

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2014 filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2015 and 2014 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) has financed its cash requirements primarily from sales of BRINAVESSTM and AGGRASTAT®, share issuances, a term loan facility, and cash from a previous collaborative partner. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including the extent to which BRINAVESSTM will be commercially successful globally, the extent to which AGGRASTAT® sales will remain stable as it faces generic competition in certain markets, and business development activities, the outcome of which cannot be predicted at this time. As a result, it may be necessary for the Company to obtain additional funds in the future. These funds may come from sources such as the issuance of equity and/or debt securities, or alternative sources of financing. There can be no assurance that the Company will be able to successfully obtain sufficient funds to continue the development and commercialization of its products and its operational activities.

2.	Significant accounting policies:

The accounting policies and methods of computation applied by the Company in these consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2014, except as described below.

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

Research and development (“R&D”) costs are expensed as incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements. Before a drug product receives regulatory approval, upfront and milestone payments made to third parties under licensing arrangements are recorded as expense. Upfront payments are recorded when incurred, and milestone payments are recorded when the specific milestone has been achieved. Once a drug product receives regulatory approval, any subsequent milestone payments made are recorded in intangible assets and, unless the asset is determined to have an indefinite life, the payments are amortized on a straight-line basis over the remaining agreement term or the expected product life cycle, whichever is shorter. As of September 30, 2015, no amounts have been recorded in intangible assets.

2

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

2.	Significant accounting policies (continued):

Recent accounting pronouncements:

In August 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-Of-Credit Arrangements”.  The guidance in ASU 2015-03 as described below does not address the presentation or subsequent measurement of debt issuance costs related to line-of-credit (“LOC”) arrangements.  ASU 2015-15 states that the SEC staff would not object to an entity deferring and presenting debt issuance costs related to an LOC arrangement as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the LOC arrangement, regardless of whether there are outstanding borrowings. ASU 2015-15 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In July 2015, the FASB delayed the effective date of ASU 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”.  ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities (“VIE”s), and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect

3

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

2.	Significant accounting policies (continued):

the primary beneficiary determination.  ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. The Company is currently evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

3.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. At September 30, 2015, the carrying values of the Company’s long-term debt and deferred consideration approximate their fair values based on current market borrowing rates. Long-term debt is classified as Level 2 of the fair value hierarchy. Deferred consideration is classified as Level 3 of the fair value hierarchy.

4.	Restricted cash:

At September 30, 2015, restricted cash included $1,000 (December 31, 2014 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio LLC. This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,231 (December 31, 2014 - $1,320).

5.	Inventories:

	September 30,	December 31,
	2015	2014

Finished goods	$1,154	$1,815
Work in process	1,149	1,013
Raw materials	2,738	2,449
Inventory consigned to others	38	58

	$5,079	$5,335

During the three and nine months ended September 30, 2015, the Company had a write-down of inventory of $49 and $144, respectively (three and nine months ended September 30, 2014 – $607 and $732, respectively) which is included in cost of goods sold.

4

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

6.	Property and equipment:

		Accumulated	Net book
September 30, 2015	Cost	amortization	value

Laboratory equipment	$625	$584	$41
Production equipment	97	26	71
Software	165	63	102
Computer equipment	239	137	102
Leasehold improvements	399	61	338
Furniture and office equipment	176	37	139

	$1,701	$908	$793

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Laboratory equipment	$625	$542	$83
Production equipment	96	16	80
Software	110	46	64
Computer equipment	200	111	89
Leasehold improvements	416	30	386
Furniture and office equipment	122	13	109

	$1,569	$758	$811

Amortization expense for the three and nine months ended September 30, 2015 amounted to $52 and $150, respectively (three and nine months ended September 30, 2014 - $34 and $106, respectively).

5

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

7.	Intangible assets:

		Accumulated	Net book
September 30, 2015	Cost	amortization	value

Marketing rights	$15,830	$2,969	$12,861
Trade name	1,131	212	919
Patents	4,303	3,378	925

	$21,264	$6,559	$14,705

		Accumulated	Net book
December 31, 2014	Cost	amortization	value

Marketing rights	$15,830	$1,782	$14,048
Trade name	1,131	127	1,004
Patents	4,273	3,169	1,104

	$21,234	$5,078	$16,156

Amortization expense for the three and nine months ended September 30, 2015 amounted to $494 and $1,481, respectively (three and nine months ended September 30, 2014 - $476 and $1,504, respectively).

8.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2015	2014

Trade accounts payable	$4,167	$5,474
Employee-related accruals	3,724	2,719
Interest payable	47	291
Other accrued liabilities	2,579	4,573

	$10,517	$13,057

6

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

9.	Long-term debt:

	September 30,	December 31,
	2015	2014

Long-term debt	$11,000	$12,000
Less: Current portion	(4,000)	(1,714)

	$7,000	$10,286

10.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The deferred consideration must be repaid in full by December 1, 2019.

11.	Deferred revenue:

Deferred revenue is recorded when upfront payments on distribution agreements are received. The deferred revenue is amortized into income over the applicable earnings period.

12.	Share capital:

On February 18, 2014, the Company completed a prospectus supplement under which the Company may issue common shares in one or more at-the-market (“ATM”) offerings up to an aggregate of $8,900. During the three and nine months ended September 30, 2015, the Company issued 34,696 and 554,247, respectively, of our common shares in the ATM offering for gross proceeds of $324 and $5,334, respectively. As at September 30, 2015, $3,277 remains available under the prospectus supplement.

On August 13, 2015, the Company completed a bought deal offering of 2,875,000 common shares from treasury at USD $8.00 per common share for gross proceeds of $23,000.

13.	Share-based compensation:

(a)	Stock options:

Details of stock option transactions for the nine months ended September 30, 2015 are summarized as follows:

7

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

13.	Share-based compensation (continued):

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2014	1,278,290	$4.68	3.34	$8,411

Options granted	382,900	10.82
Options exercised	(111,236)	4.09
Options forfeited	(44,617)	8.80
Options expired	(14,260)	41.69

Outstanding as at September 30, 2015	1,491,077	$5.82	3.11	$8,371

Exercisable as at September 30, 2015	896,658	$4.39	2.61	$6,371

The outstanding options expire at various dates ranging from March 13, 2016 to September 25, 2020.

At September 30, 2015, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	455,000	2.25	$1.67	366,001	$1.68
$2.09 to $6.67	425,443	2.49	3.85	330,776	3.50
$6.68 to $9.29	204,974	3.87	8.23	82,448	8.23
$9.30 to $24.70	405,660	4.35	11.32	117,433	12.68

	1,491,077	3.11	$5.82	896,658	$4.39

At September 30, 2015, there was $1,286 (December 31, 2014 - $1,023) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.5 years (December 31, 2014 – 1.6 years).

8

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

13.	Share-based compensation (continued):

The aggregate fair value of vested options during the three and nine months ended September 30, 2015 was $333 and $1,225, respectively (three and nine months ended September 30, 2014 - $233 and $459, respectively).

The estimated fair value of options granted to executive officers and directors, and employees is amortized over the vesting period on a graded basis. For the three and nine months ended September 30, 2015, stock-based compensation expense related to stock options of $148 and $1,700, respectively (three and nine months ended September 30, 2014 - $370 and $766, respectively) is recorded in selling, general and administration expenses.

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2015 was $7.30 and $4.64, respectively (three and nine months ended September 30, 2014 - $4.41). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended September 30	2015	2014

Dividend yield	-	-
Expected volatility	113.4%	88.2%
Risk-free interest rate	1.2%	1.1%
Expected average life of the options	4.0 years	3.2 years
Estimated forfeiture rate	-	0.5%

Nine months ended September 30	2015	2014

Dividend yield	-	-
Expected volatility	78.6%	88.2%
Risk-free interest rate	0.7%	1.1%
Expected average life of the options	3.5 years	3.2 years
Estimated forfeiture rate	-	0.5%

(b)	Restricted share unit plan:

During 2014, the Company established a treasury-based Restricted Share Unit Plan (the “RSU Plan”) to provide long-term incentives to certain executives and other key employees and to support the objective of employee share ownership through the granting of restricted share units (“RSUs”). There is no exercise price and no monetary payment is required from the employees to the Company upon grant of the RSUs or upon the subsequent issuance of shares to settle the award. The vested RSUs may be settled through the issuance of common shares from treasury, by the delivery of common shares purchased on the open market, in cash or in any combination of the foregoing, at the option of the Company. Vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs are determined at the time of the grant. Generally, RSUs vest annually over three years, in equal amounts, on the anniversary date of the date of grant.

9

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

13.	Share-based compensation (continued):

Details of RSU transactions for the nine months ended September 30, 2015 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2014	-	$-	-	$-

RSUs granted	160,598	9.10		1,232
RSUs vested	(10,990)	9.95		93
RSUs forfeited	(15,000)	9.95
Outstanding as at September 30, 2015	134,608	$8.93	2.41	$1,137

At September 30, 2015, there was $928 (December 31, 2014 - nil) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 2.4 years.

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and nine months ended September 30, 2015, stock-based compensation expense related to RSUs of $248 and $291, respectively (three and nine months ended September 30, 2014 - nil) is recorded in selling, general and administration expenses.

14.	Research and development expense:

In June 2015, the Company entered into a license and supply agreement with SteadyMed Ltd. for the distribution rights to TREVYENT® that included an upfront payment of $3,000 upon execution of the agreement which was recorded in R&D expense.

10

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

15.	Loss per share:

Loss per share is calculated as set forth below:

Three months ended September 30	2015	2014

Net loss	$(5,810)	$(4,367)
Weighted average number of common shares for loss per share – basic and diluted	18,774,416	16,520,203

Loss per share – basic and diluted	$(0.31)	$(0.26)

Nine months ended September 30	2015	2014

Net loss	$(17,058)	$(11,741)
Weighted average number of common shares for loss per share – basic and diluted	17,542,994	16,130,147

Loss per share – basic and diluted	$(0.97)	$(0.73)

As the Company incurred a loss, all unexercised share-based payment awards were anti-dilutive and are excluded from the diluted weighted average shares.

16.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification

11

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

16.	Contingencies (continued):

provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17.	Comparative figures:

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

18.	Segmented information:

The Company’s operations are measured by the geographic area in which its products are sold.

Three months ended September 30, 2015	Europe	Rest of World	Total

Revenue	$2,785	$2,173	$4,958
Cost of goods sold	793	600	1,393
Gross margin	1,992	1,573	3,565

Three months ended September 30, 2014	Europe	Rest of World	Total

Revenue	$3,107	$4,700	$7,807
Cost of goods sold	1,260	1,413	2,673
Gross margin	1,847	3,287	5,134

Nine months ended September 30, 2015	Europe	Rest of World	Total

Revenue	$8,126	$8,067	$16,193
Cost of goods sold	2,219	1,552	3,771
Gross margin	5,907	6,515	12,422

12

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2015 and 2014

18.	Segmented information (continued):

Nine months ended September 30, 2014	Europe	Rest of World	Total

Revenue	$11,302	$11,764	$23,066
Cost of goods sold	3,130	3,279	6,409
Gross margin	8,172	8,485	16,657

During the three months ended September 30, 2015, there was one customer that individually accounted for more than 10% of our revenue. This customer accounted for 35% of our revenue. During the three months ended September 30, 2014, there were three customers that individually accounted for more than 10% of our revenue. These three customers accounted for 24%, 15% and 14% of our revenue.

During the nine months ended September 30, 2015 and 2014, there were two customers that individually accounted for more than 10% of our revenue. In 2015, these two customers accounted for 25% and 22% of our revenue (2014 – 16% and 18%).

Property and equipment by geographic area were as follows:

	September 30, 2015	December 31, 2014

Europe	$108	$118
Rest of world	685	693
	793	811

19.	Subsequent event:

The Company terminated its agreement with one of its distributors and has a commitment to repurchase unsold inventory as part of the termination agreement.

13